Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-223450

October 24, 2019

PS BUSINESS PARKS, INC.

12,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A SHARE OF

4.875% CUMULATIVE PREFERRED STOCK, SERIES Z

Final Term Sheet

Issuer:	PS Business Parks, Inc. (PSB)

Security:	Depositary Shares Each Representing 1/1000 of a Share of 4.875% Cumulative Preferred Stock, Series Z

Size:	12,000,000 depositary shares

Over-allotment Option:	1,000,000 depositary shares at $25 per depositary share

Type of Security:	SEC Registered—Registration Statement No. 333-223450

Public Offering Price:	$25.00 per depositary share; $300,000,000 total (not including over-allotment option)

Underwriting Discounts:	$0.7875 per share for Retail Orders; $3,798,766.91 total; and $0.500 per share for Institutional Orders; $3,588,084.50 total

Proceeds to the Company, before expenses:	$292,613,148.59 total (not including over-allotment option)

Estimated Company Expenses:	$750,000 (excluding the underwriting discount)

Joint Book-Running Managers:	BofA Securities, Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Underwriting:

Number of Firm Shares
BofA Securities, Inc.	3,000,000
Morgan Stanley & Co. LLC	3,000,000
UBS Securities LLC	3,000,000
Wells Fargo Securities, LLC	3,000,000

Total	12,000,000

Distribution Rights:	Distributions on the Preferred Stock will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2019 (with the payment on that date being based pro rata on the number of days from the original issuance of the Preferred Stock).

Redemption:	The depositary shares may not be redeemed until on or after November 4, 2024, except in order to preserve the Issuer’s status as a real estate investment trust.

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering and available cash to fund the expected redemption of its 5.750% Cumulative Preferred Stock, Series U and 5.700% Cumulative Preferred Stock, Series V.

Certain of the underwriters and their affiliates hold depositary shares representing partial shares of certain series of the Issuer’s preferred stock, and will receive any proceeds of the offering used to redeem their depositary shares.

Trade Date:	October 24, 2019

Settlement Date:	November 4, 2019 (T+7)

Selling Concession:	$0.50/depositary share for Retail Orders; $0.30/depositary share for Institutional Orders

Reallowance to other dealers:	$0.45/depositary share for Retail Orders

CUSIP Number:	69360J 552

ISIN Number:	US69360J5526

The Issuer has filed a registration statement (including a prospectus with the SEC) and prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling (i) BofA Securities, Inc. toll-free 1-800-294-1322; (ii) Morgan Stanley & Co. LLC toll-free 1-866-718-1649; (iii) UBS Securities LLC toll-free 1-888-827-7275; or (iv) Wells Fargo Securities, LLC toll-free 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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